                                                                 Exhibit (a)(13)

                IN THE COURT OF CHANCERY OF THE STATE Of DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


MILTON PFEIFFER, on behalf of himself     )
and all other similarly situated,         )
                                          )
                        Plaintiff,        )
                                          )
                   v.                     )      C.A. No. ________________
                                          )
J.D. EDWARDS & COMPANY, a Delaware        )
corporation, MICHAEL J. MAPLES,           )
TRYGVE E. MYHREN, GERALD HARRISON,        )
DELWIN D. HOCK, ROBERT M. DUTKOWSKY,      )
RICHARD E. ALLEN, ROBERT C. NEWMAN,       )
and KATHLEEN J. CUNNINGHAM,               )
                                          )
                        Defendants.       )


                             CLASS ACTION COMPLAINT

      Plaintiff, by his attorneys The Bayard Firm and Beatie and Osborn LLP, alleges as follows:

      1. This is an individual and class action on behalf of the public shareholders of J.D. Edwards & Company ("J.D. Edwards" or the "Company") seeking relief for breaches of fiduciary duty in connection with the proposed acquisition of the Company by PeopleSoft, Inc. ("PeopleSoft").

      2. On June 1, 2003, the directors of J.D. Edwards signed a definitive merger agreement with PeopleSoft pursuant to which J.D. Edwards shareholders would receive 0.86 shares of Peoplesoft common stock for each share of J.D. Edwards common stock.

      3. Based on the closing price of PeopleSoft common stock on May 30,2003 of $16.39, the transaction was valued at approximately $1.7 billion. Because the transaction was a stock-for-stock transaction, the shareholders could participate tax free.

      4. On June 6, 2003, Oracle Corp. ("Oracle") announced its intention to acquire Peoplesoft in a tender offer for $16 per share. Following Oracle's announcement, the market price of PeopleSoft's stock rose to more than $18 per share.

      5. On June 12, 2003, PeopleSoft announced that its Board had unanimously rejected Oracle's tender offer and would not recommend the tender offer to its shareholders. In addition, Peoplesoft enlisted the help of J.D. Edwards' board to help them defeat Oracle's tender offer.

      6. On June 16, defendants agreed to amend the original agreement with Peoplesoft. Under the amended merger agreement, J.D. Edwards' shareholders would have the right to elect to receive cash and/or stock, subject to proration, in A transaction purportedly worth $1.75 billion.

      7. This amended merger agreement provided no additional benefit to J.D. Edwards' shareholders. In fact, it had a negative impact on the original merger agreement by making part of the transaction taxable to J.D. Edwards' shareholders.

      8. On information and belief, J.D. Edwards and its board agreed to the amended merger agreement in order to assist PeopleSoft's efforts to defeat Oracle and treated J.D. Edwards' shareholders less favorably than the original merger agreement.

      9. As explained more fully below, any apparent increase in the value of the transaction from the original agreement was illusory, and the amended agreement was in many respects actually worse for J.D. Edwards' shareholders than the original agreement.

      10. Among other things, a shareholder who wishes to receive consideration consisting entirely of Peoplesoft stock may not be able to do so, and such a shareholder could therefore have a taxable gain in the transaction, whereas under the original agreement the shareholder would have incurred no taxes; and by receiving some cash instead of stock, the J.D. Edwards shareholders could


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be deprived of additional value if Oracle's tender offer were successful.

      11. By agreeing to modify the original merger agreement, J.D. Edwards' board breached its fiduciary duties to the shareholders of J.D. Edwards because, among other things, (i) the board agreed to the modification solely to help Peoplesoft without obtaining any additional consideration for J.D. Edwards' shareholders; (ii) J.D. Edwards' shareholders stand to receive significantly less consideration for their shares in the modified merger agreement than they would have received under the original merger agreement; (iii) the modified merger agreement is not a tax-free transaction as was the original stock-for-stock merger agreement signed on June 1, 2003; (iv) as a result of the foregoing, J.D. Edwards' board has not acted to maximize value to J.D. Edwards' stockholders; (v) J.D. Edwards' shareholders have not received adequate disclosure regarding the modified merger agreement; and (vi) by conspiring with Peoplesoft to thwart Oracle's tender offer, defendants have exposed the Company to liability, and was named in a lawsuit filed by Oracle in this Court.

      12. This lawsuit seeks to invalidate the modified merger agreement and to enjoin J.D. Edwards' directors from further breaching their fiduciary duties owed to J.D. Edwards' shareholders, by among other things, continuing to aid and abet Peoplesoft's efforts challenging Oracle's tender offer.

                                     PARTIES

      13. Plaintiff Milton Pfeiffer is an individual who owned and continues to own shares of common stock of J.D. Edwards.

      14. Defendant J.D. Edwards is a corporation organized and existing under the laws of the State of Delaware; maintains its principal corporate offices at One Technology Way, Denver, Colorado 80237; and develops and markets collaborative enterprise software and provides



                                     - 3 -
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consulting, education and computer support services.

      15. As of May 28,2003, J.D. Edwards had approximately 122,426,664 million shares of common stock issued and outstanding.

      16. Defendant Robert M. Dutkowsky is the Chief Executive Officer, President, and Chairman of the board of directors of J.D. Edwards. Under the terms of the amended merger agreement, upon closing of the transaction, defendant Dutkowsky would receive, among other things, $2.6 million in severance payments and is entitled to immediate acceleration of options to purchase approximately 1,170,312 shares of the Company's common stock.

      17. Defendant Richard E. Allen is the Vice President, Finance and Administration, Chief Financial Officer, Assistant Secretary, and director of J.D. Edwards. Under the terms of the amended merger agreement, defendant Allen would receive, among other things, $1.8 million in severance payments and is entitled to immediate acceleration of options to purchase approximately 63,934 shares of the Company's common stock if the deal between J.D. Edwards and Peoplesoft closes.

      18. Defendant Robert C. Newman is one of the co-founders of the Company and at all relevant times has been a director of J.D. Edwards. Defendant Newman owns approximately 7,426,854 shares of J.D. Edwards and is the single largest individual shareholder of the Company. Under the terms of the amended merger agreement, defendant Newman has the opportunity to liquidate his concentrated stock position into cash as well as to convert some of his J.D. Edwards shares into Peoplesoft common stock, which is a larger and more liquid position.

      19. Defendant Michael J. Maples is a director of J.D. Edwards. Under the terms of the amended merger agreement, defendant Maples will be entitled to accelerate options to purchase



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

approximately 60,646 shares of J.D. Edwards common stock.

      20. Defendant Trygve E. Myhren is a director of J.D. Edwards. Under the terms of the amended merger agreement, defendant Myhren will be entitled to accelerate options to purchase approximately 56,584 shares of J.D. Edwards common stock.

      21. Defendant Gerald Harrison is a director of J.D. Edwards. Under the terms of the amended merger agreement, defendant Harrison will be entitled to accelerate options to purchase approximately 66,584 shares of J.D. Edwards common stock.

      22. Defendant Delwin D. Hock is a director of J.D. Edwards. Under the terms of the amended merger agreement, defendant Hock will be entitled to accelerate options to purchase approximately 66,584 shares of J.D. Edwards common stock.

      23. Defendant Kathleen J. Cunningham is a director of J.D. Edwards.

                            CLASS ACTION ALLEGATIONS

      24. Plaintiff brings this action on his behalf and as a shareholder's class action, pursuant to Delaware law, on behalf of all owners of the common stock of the Company and their successors in interest.

      25. This action is properly maintainable as a class action for the following reasons:

      (a) the class numbers in the hundreds if not thousands of individuals and is therefore so numerous that joinder of all members is impracticable;

      (b) questions of law and fact are common to the class, including, inter alia, the following:

            (i) did defendants breach their fiduciary and other common law duties owed by them to plaintiff and the members of the class;



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

            (ii) by agreeing to the amended merger agreement with Peoplesoft, did defendants pursue a course of conduct to eliminate the public shareholders of J.D. Edwards without adequate disclosure, without adequate consideration, and in violation of their fiduciary duties;

            (iii) did the individual defendants negotiate at arms-length and in good-faith on behalf of the J.D. Edward public shareholders;

            (iv) did the defendants maximize J.D. Edwards' value for the benefit of its shareholders; and

            (v) is the class entitled to injunctive relief and/or damages as a result of the conduct of the defendants.

      (c) plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature;

      (d) plaintiff's claims are similar to those of the other members of the class; and

      (e)   plaintiff has no interests that are adverse to the class.

      26. The prosecution of separate actions by individual members of the class would create the risk of inconsistent or varying adjudications for individual members of the class and of establishing incompatible standards of conduct for defendants.

      27. Conflicting adjudications for individual members of the class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

      28. Having acted and refused to act on grounds generally applicable to, and causing injury to, the class, defendants have made preliminary and final injunctive relief on behalf of the class as a



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whole appropriate.

                             SUBSTANTIVE ALLEGATIONS

      29. On June 2,2003, J.D. Edwards announced that it had entered into an Agreement and Plan of Merger to be acquired by Peoplesoft, in a merger which purportedly would make Peoplesoft the world's second largest seller of applications software to businesses. The transaction was scheduled to close in the late third or early fourth calendar quarter of 2003 (the "original merger agreement").

      30. Under the terms of the original merger agreement, each share of J.D. Edwards stock would be exchanged for 0.86 shares of Peoplesoft common stock in an entirely tax-free transaction.

      31. The value of the original merger agreement depended on the price of Peoplesoft common stock. Based upon a closing price of $16.39 per share for Peoplesoft stock on May 30, 2003, the last trading day before the announcement of the merger, the transaction was valued at approximately $1.7 billion.

      32. In connection with the merger agreement each of the directors and officers of J.D. Edwards entered into a voting agreement with Peoplesoft to vote in favor of the proposed transaction. In addition, the J.D. Edwards board also agreed to amend the Company's Change in Control Plan and employee severance agreements.

      33. As a result, defendants Dutkowsky and Allen would receive approximately $2.6 million and $1.8 million, respectively, in tax free severance payments in the proposed merger, because the Company agreed to make additional payments to offset any tax liabilities incurred by defendants as a result of any severance payments made in connection with the merger. In addition, all individual defendants would benefit by acceleration of all unvested options and restricted stock.

      34. Four days later, on June 6, 2003, Oracle announced its intention to make a tender offer to acquire Peoplesoft for $5.1 billion, or $16 per share. On June 9, Oracle commenced its tender offer and filed tender offer materials with the SEC. Oracle's tender offer is fully financed,not subject to the performance of any due diligence, is subject to regulatory approval, requires a tender of a majority of shares, and an amendment to PeopleSoft's shareholder rights plan to eliminate its "poison pill." The offer is currently scheduled to close on July 7, 2003.

      35. Oracle did not condition the tender offer upon termination of PeopleSoft's transaction with J.D. Edwards, stating in its offering materials that it would re-evaluate the terms of the transaction after the tender offer is completed.

      36. Following the announcement of the tender offer on June 6,2003, the market price of PeopleSoft's stock fluctuated between $17 and $18 per share, reaching a high of $18.90 per share on June 6, 2003. Since then PeopleSoft's stock has traded well above Oracle's original tender offer price, expressing the opinion of the market that $16 per share was inadequate and a higher offer was achievable.

      37. Almost immediately after Oracle's initial announcement, Peoplesoft made public statements, in effect, rejecting Oracle's offer. Craig A. Conway, PeopleSoft's CEO, has made the following comments:

            there is no condition that I can even remotely imagine where Peoplesoft would be sold to Oracle.

                  * * * * * *

            there is no combination of terms or conditions that would persuade me to sell Peoplesoft to Oracle.

                  * * * * * *
            it's classic Oracle, and classic Larry Ellison . . : it's designed to distract and disrupt the momentum.

      38. Because Peoplesoft stock traded between $17 and $18 per share, the market demonstrated that it anticipated a transaction between Peoplesoft and Oracle (or a third party) at a higher price. Many analysts also stated that Peoplesoft had a fair value of $20 per share or more.

      39. Any transaction between Oracle and Peoplesoft at a higher price would benefit J.D. Edwards' shareholders because they would receive shares of Peoplesoft under the original merger agreement with Peoplesoft.

      40. Immediately after Oracle announced its tender offer, PeopleSoft's directors took steps to defeat Oracle's tender offer by, among other things, embarking on a media campaign challenging the tender offer, allegedly offering Peoplesoft customers double their money back if the Oracle tender offer were successful, and refusing to remove the poison pill or waive the anti-takeover provisions of Section 203 of the Delaware General Corporation Law.

      41. In addition, Peoplesoft engaged the J.D. Edwards board to help in its quest to thwart Oracle's tender offer. For example, in spite of the potential benefit to J.D. Edwards' shareholders, on June 12, 2003, J.D. Edwards issued a press release titled "J.D. Edwards Strongly Endorses PeopleSoft's Rejection of Oracle Hostile Bid."

      42. On June 16, 2003, J.D. Edwards' board agreed to amend the terms of the original merger agreement in order to help Peoplesoft fend off Oracle (the "Amended Merger Agreement"). The Amended Merger Agreement provides consideration from Peoplesoft of as much as $863 million in cash ($7.05 per share) and 0.43 shares of newly issued Peoplesoft common stock. Each J.D. Edwards shareholder will have the right to elect to receive either cash or Peoplesoft stock in the transaction, subject to proration. The transaction purportedly had a value of $1.75 billion.

      43. The boards of J.D. Edwards and Peoplesoft restructured the transaction as a tender offer followed by a merger, or if 90% or more of J.D. Edwards' shares were tendered, followed by a short-form merger.

      44. In either event, the modification eliminated any shareholder vote by either Peoplesoft's or J.D. Edwards' shareholders to complete the transaction. PeopleSoft's tender offer is scheduled to expire on July 17, 2003, after which a merger transaction will take place.

      45. The directors of J.D. Edwards approved this negative adjustment to the original merger agreement for the primary purpose of helping Peoplesoft thwart Oracle's tender offer. Among other things, both J.D. Edwards and Peoplesoft knew that any amendment to the merger agreement would violate the terms of Oracle's tender offer at that time.

      46. J.D. Edwards' directors agreed to the negative modification without obtaining any additional consideration for the benefit of J.D. Edwards' shareholders, a modification that breached their fiduciary duties. Indeed, no evidence shows that they tried to negotiate additional consideration for J.D. Edwards' shareholders.

      47. Although the financial press has reported that the Amended Merger Agreement contemplates a transaction valued at approximately $1.75 billion, suggesting a slight increase over the original transaction, notably, the boards of Peoplesoft and J.D. Edwards' board have never claimed that the Amended Merger Agreement provides any additional consideration to J.D. Edwards' shareholders.

      48. Any suggestion that the transaction would be valued at $1.75 billion required a number of critical and speculative favorable assumptions, importantly including that when the transaction closes Peoplesoft's stock will be trading at $17 per share. Moreover, at a Peoplesoft trading price of $17, the original transaction would have been worth $1.79 BILLION, which is obviously greater than the $1.75 billion being touted by the financial press in connection with the Amended Merger Agreement.

      49. Moreover, both the Peoplesoft and J.D. Edwards boards knew that, if PeopleSoft's stock traded at $17 when the transaction closed, J.D. Edwards' stockholders would actually suffer under the Amended Merger Agreement when compared with the original merger agreement.

      50. Under the original merger agreement, at $17 per Peoplesoft share, J.D. Edwards' shareholders would have received consideration worth approximately $14.62 per share of J.D. Edwards common stock (0.86 x $17); but under the Amended Merger Agreement, they would receive consideration worth only approximately $14.36 per share of J.D. Edwards common stock (0.43 x $17 + $7.05).

      51. Defendants have never disclosed this fact to the shareholders, i.e., the J.D. Edwards board never disclosed that the transaction contemplated by the Amended Merger Agreement would provide the J.D. Edwards stockholders with less consideration than the original merger agreement if Peoplesoft stock traded at any price above $16.39 at the time that the transaction closed. Given that Peoplesoft's stock closed above $18 yesterday, the Amended Merger Agreement is measurably worse for J.D. Edwards shareholders that the original merger agreement.

      52. Rather, the J.D. Edwards board stated in a press release on the date of the Amended Merger Agreement that "[t]he cash portion of the consideration increases the certainty of the value of the transaction to J.D. Edwards shareholders and, at the same time, INCREASES THE ACCRETION TO PEOPLESOFT'S EARNINGS PER SHARE for the benefit of all stockholders." (Emphasis added).

      53. Thus, the J.D. Edwards defendants do not content that the "value" (as opposed to the "certainty" of the value) of the transaction to J.D. Edwards' shareholders was increased in the Amended Merger Agreement. By all appearances, the transaction increased the value of the transaction to PEOPLESOFT, not to J.D. Edwards' shareholders.

      54. In addition, the original merger agreement contemplated a stock-for-stock transaction that was entirely tax-free to all J.D. Edwards' shareholders. By contrast, under the Amended Merger Agreement, a shareholder who wishes to receive consideration entirely in the form of Peoplesoft stock will probably be compelled to accept some cash, because Peoplesoft is now offering fewer shares of stock in the transaction than originally contemplated, and such a shareholder could therefore be forced to recognize a taxable gain.

      55. Given that Peoplesoft was desperate to fend off Oracle and apparently viewed the Amended Merger Agreement as an important step in that effort, the J.D. Edwards board should have assumed that Peoplesoft would pay additional consideration to J.D. Edwards' shareholders for the Amended Merger Agreement.

      56. However, not only did the J.D. Edwards board fail to negotiate any measurable increase in consideration to J.D. Edwards' shareholders for helping Peoplesoft thwart Oracle's hostile bid, but they entered into an agreement that was demonstrably worse for J.D. Edwards' shareholders. Subsequent events strongly support the conclusion that the J.D. Edwards board could have (and should have) negotiated for increased consideration for J.D. Edwards' shareholders in exchange for agreeing to the Amended Merger Agreement.

      57. The only conceivable explanation for the J.D. Edwards directors' failure to negotiate any additional consideration in the Amended Merger Agreement is the self-interest that many of them have in closing a transaction with Peoplesoft, in the form of large severance payments and accelerated vesting of options.

      58. On June 18,2003, Oracle increased its tender offer bid for Peoplesoft to $19.50 per share, thus fulfilling the market's expectations -- as reflected in PeopleSoft's trading price -- that the offer would be increased.

      59. Also on June 18, 2003, Oracle filed a lawsuit in this Court, naming J.D. Edwards as a defendant. In the suit, Oracle alleges that J.D. Edwards conspired with PeopleSoft's directors to defeat Oracle's tender offer.

      60. Oracle alleges that J.D. Edwards knew that the sole reason for the Amended Merger Agreement was to eliminate the Peoplesoft stockholder vote required under the original agreement in order to prevent Peoplesoft shareholders from having a voice in the planned acquisition of J.D. Edwards, and presumably to make it more expensive for Oracle to acquire Peoplesoft and/or the combined entity.

      61. Oracle's complaint alleges that, despite the knowledge that amending the original merger agreement would amount to a breach of fiduciary duty by the Peoplesoft directors, J.D. Edwards actively encouraged such an amendment and thereby directly aided and abetted their breach of fiduciary duty. Thus, by agreeing to amend the original merger agreement with Peoplesoft, the J.D. Edwards board has also exposed J.D. Edwards to litigation and potential liability.

      62. On June 19,2003 -- after Oracle had increased its bid -- Peoplesoft and Oracle filed their Schedule 14D-9s relating to the Amended Merger Agreement with the SEC. The Peoplesoft 14D-9 states its view that even the increased Oracle bid at $19.50 per share "undervalues [PeopleSoft] based on its financial performance and significant future opportunities, INCLUDING THE

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VALUE EXPECTED TO BE CREATED THROUGH THE ACQUISITION OF J.D. EDWARDS . . . .,"
(Emphasis added).

      63. This strongly suggests that the J.D. Edwards board could have negotiated for additional consideration in agreeing to the Amended Merger Agreement. For its part, J.D. Edwards once again disclosed how the Amended Merger Agreement benefited PEOPLESOFT,by stating that "the cash portion of the consideration REDUCES THE DILUTION TO PEOPLESOFT'S STOCKHOLDERS, increases the certainty of the value of the transaction to J.D. Edwards stockholders and, at the same time, INCREASES THE ACCRETION TO PEOPLESOFT'S EARNINGS PER SHARE for the benefit of all stockholders." (Emphasis added). Neither Peoplesoft nor J.D. Edwards disclosed that, at Oracle's increased bid for Peoplesoft of $19.50 per share, J.D. Edwards' shareholders would have received more consideration under the original merger agreement than under the Amended Merger Agreement.

      64. Moreover, the increase in Oracle's bid -- which had been anticipated by the market -- reveals that the Amended Merger Agreement gave less consideration to J.D. Edwards' shareholders than the original merger agreement by likely forcing some J.D. Edwards shareholders to accept some cash instead of stock, with the result that those stockholders would be denied the opportunity to participate fully in the value of a successful Oracle bid.

      65. On June 24,2003, the Chairman and CEO of Oracle disclosed that he had not ruled out increasing Oracle's bid even further, which would only serve to exacerbate the lost opportunity to J.D. Edwards' shareholders.

      66. Plaintiff has no adequate remedy at law.

                                     COUNT I

          (BREACH OF FIDUCIARY DUTIES OF LOYALTY, CARE AND GOOD FAITH)

      67. Plaintiff repeats and realleges the foregoing allegations as if fully set forth herein.

      68. Defendants owe to the plaintiff and J.D. Edwards' shareholders fiduciary duties of loyalty, care and good faith.

      69. In the face of Oracle's hostile tender offer and Peoplesoft's desperation to fend off Oracle, the defendants had significant leverage to extract additional consideration from Peoplesoft in order to secure the Amended Merger Agreement. Despite their leverage, defendants did not negotiate any additional consideration for the Amended Merger Agreement. Indeed, as discussed more fully above, the Amended Merger Agreement is demonstrably worse for J.D. Edwards' shareholders. Defendants' agreement to modify the original merger agreement without obtaining any additional consideration -- and in fact accepting diminished consideration -- for the benefit of J.D. Edwards' shareholders, constitutes a breach of fiduciary duty by defendants.

      70. In considering whether or not to modify the original merger agreement, defendants had a duty to evaluate whether the consideration being offered J.D. Edwards' shareholders for the amendment was better or worse than the original deal and whether they could have negotiated for additional consideration on behalf of J.D. Edwards' shareholders. Not only did the defendants not negotiate any additional consideration in exchange for their agreement to modify the original merger agreement, but there is no evidence that they even EVALUATED whether J.D. Edwards' shareholders were being adequately compensated for the amendments to the original merger agreement, in breach of their fiduciary duties.

      71. Defendants' agreement to modify the original merger agreement was a product of the self-interest that many of them have in closing a transaction with Peoplesoft, and accordingly their actions are subject to the entire fairness standard of review. Defendants' agreement to modify the original merger agreement was not entirely fair to J.D. Edwards' shareholders in terms of fair price or fair dealing. J.D. Edwards and the J.D. Edwards' shareholders got absolutely nothing in return for agreeing to modify the original merger agreement. Indeed, the J.D. Edwards' shareholders are demonstrably worse off as a result of the modifications. Moreover, the Amended Merger Agreement even eliminated the ability of J.D. Edwards' shareholders to vote on the transaction.

      72. In addition, the defendants breached their fiduciary duties to J.D. Edwards' shareholders by exposing the Company to potential liability by conspiring with and aiding and abetting Peoplesoft in its efforts to thwart Oracle's tender offer.

      73. Moreover, the merger contemplated by the Amended Merger Agreement has itself become unfair to J.D. Edwards' shareholders. Based on the recent performance of PeopleSoft's stock price, as summarized above, the short term value to J.D. Edwards' shareholders of the consideration specified in the original merger agreement is now substantially more than the value of that consideration as of May 30,2003.

                                    COUNT II

                    (BREACH OF FIDUCIARY DUTY OF DISCLOSURE)

      74. Plaintiff repeats and realleges the foregoing allegations as if fully set forth herein.

      75. Defendants owe to the plaintiff and J.D. Edwards' shareholders a fiduciary duty which requires them to disclose all material facts to J.D. Edwards' shareholders in connection with the proposed merger.

      76. Defendants have breached their fiduciary duty of disclosure because, among other things:

      (a) J.D. Edwards has never disclosed that the transaction contemplated by the Amended Merger Agreement would provide the J.D. Edwards stockholders with less consideration than the original merger agreement if Peoplesoft stock is trading at any price above $16.39 at the time that the transaction closes, which significantly includes the disclosed $17 price relied upon for the financial assumptions underlying the Amended Merger Agreement;

      (b) J.D. Edwards has never disclosed that, at Oracle's increased bid for Peoplesoft of $19.50 per share, J.D. Edwards' shareholders would have received more consideration under the original merger agreement than under the Amended Merger Agreement; and

      (c) J.D. Edwards has failed to correct misleading statements in the financial press that imply that the value of the consideration to be realized by J.D. Edwards' shareholders as a result of the Amended Merger Agreement will exceed the value of the consideration that would have been realized by J.D. Edwards' shareholders by the original merger agreement.

      77. The omitted and misstated information discussed above is material because a reasonable J.D. Edwards' shareholder needs that information to be able to make a fully informed assessment of whether to tender his shares to Peoplesoft or possibly to demand appraisal. Therefore, defendants have breached their fiduciary duty of disclosure to J.D. Edwards' shareholders.

      78. Plaintiff and the class will suffer irreparable harm as a result of defendants' inadequate disclosures, and have no adequate remedy at law for defendants' breaches of fiduciary duty.

      WHEREFORE, plaintiff demands judgment against the defendants jointly and severally, as follows:

      (1) declaring this action to be a class action and certifying plaintiff as the class representative and his counsel as class counsel;

      (2) enjoining, preliminarily and permanently, the consummation of the Amended Merger Agreement between Peoplesoft and J.D. Edwards;

      (3) directing that defendants account to plaintiff and the other members of the class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

      (4) awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiffs attorneys and experts; and

      (5) granting plaintiff and the other members of the class any further relief the Court deems just and proper.


                                    THE BAYARD FIRM


                                    /s/ Kurt M. Heyman
                                    ------------------------------------
                                    Kurt M. Heyman
                                    Patricia L. Enerio
                                    James Tobia
                                    Christal Lint
                                    222 Delaware Avenue, Suite 900
                                    P.O. Box 25130
                                    Wilmington, DE 19899
                                    (302) 655-5000

                                          - and -

                                    BEATIE AND OSBORN LLP
                                    521 Fifth Avenue
                                    34TH Floor
                                    New York, New York 10175
                                    (212) 888-9000
                                    Attorneys for Plaintiff

DATED: June 27, 2003